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                              September 21, 2023

       Roman Zhezhel
       President
       Alixo-Yolloo Corporation
       1065 SW 8th St
       Miami, FL 33130

                                                        Re: Alixo-Yolloo
Corporation
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed August 31,
2023
                                                            File No. 333-272825

       Dear Roman Zhezhel:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No 2 to Form S-1

       Signatures, page 66

   1. We note that you have two directors but only one director has signed the registration statement. Please note
that the registration statement must be signed by at least a majority of the board of
directors. See Instruction 1 to Signatures in Form S-1.
       Exhibits

   2. Your legality opinion filed as Exhibit 5.1 relates to 5,000,000 shares of common stock being offered by the
selling shareholders. This registration statement is for the initial offering of common
stock by the company. Please file a revised opinion that indicates, if true, that the shares
of common stock when issued will be validly issued, fully paid and non-assessable.
 Roman Zhezhel
Alixo-Yolloo Corporation
September 21, 2023
Page 2

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at
(202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,
FirstName LastNameRoman Zhezhel
                                                          Division of
Corporation Finance
Comapany NameAlixo-Yolloo Corporation
                                                          Office of Technology
September 21, 2023 Page 2
cc:       Blaze Gries, CPA
FirstName LastName